

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



05008251

11th May 2005

Securities & Exchange Cor
Office of Int'l Corporate Fin
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 11th May 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	12:19 11-May-05
Number	1742M

JARDINE MATHESON HOLDINGS LIMITED

DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

On 11th May 2005, the interest of the 1947 Trust in Jardine Matheson Holdings Limited ("JMH") decreased from 6.01% to 5.93% as a result of the dilution of interest upon issue of shares by JMH in connection with its scrip dividend scheme.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

11th May 2005

www.jardines.com

END

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Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

11th May 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
Henry Keswick	Scrip Dividend	11/05/2005	+ 163,085	US$17.66
Simon Keswick	Scrip Dividend	11/05/2005	+ 106,858	US$17.66
E P K Weatherall	Scrip Dividend	11/05/2005	+ 514,451	US$17.66
C G R Leach	Scrip Dividend	11/05/2005	+ 16,254	US$17.66
Brian Keelan	Scrip Dividend	11/05/2005	+ 727	US$17.66
R C Kwok	Scrip Dividend	11/05/2005	+ 1,351	US$17.66
A J L Nightingale	Scrip Dividend	11/05/2005	+ 93	US$17.66

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary